SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

FBR & CO.

(Name of Issuer)

FBR & CO. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.001 Par Value

(Title of Class of Securities)

30247C301

30247C202

30247C103

(CUSIP Number of Class of Securities)

William J. Ginivan

Executive Vice President and General Counsel

1001Nineteenth Street North

Arlington, VA 22209

(703) 312-9500

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Persons)

Copy to:

Nicholas G. Demmo, Esq.

Edwin J. Foster, Jr, Esq.

Wachtell, Lipton, Rosen, & Katz LLP

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$15,250,000	$1,770.53

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 5,000,000 outstanding shares of Common Stock at the price of $3.05 per share.
**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.00011610.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form of Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by FBR & Co., a Virginia corporation (“FBR” or the “Company”), to purchase up to 5,000,000 shares of its common stock, $0.001 par value per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price of $3.05 per share, without interest. FBR’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 2, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). The information contained in the Offer is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is FBR & Co. The address and telephone number of FBR & Co. is set forth under Item 3.

(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

FBR is the filing person. The address of FBR’s principal executive office is 1001 Nineteenth Street North, Arlington, Virginia. FBR’s telephone number is (703) 312-9500. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The following information set forth in the Offer to Purchase is incorporated herein by reference:

•	Summary Term Sheet;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 13 (“United States Federal Income Tax Consequences”); and

•	Section 14 (“Extension of the Tender Offer; Termination; Amendment”).

(b) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) The information set forth under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) in the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth under Section 9 (“Source and Amount of Funds”) in the Offer to Purchase is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth under Section 15 (“Fees and Expenses”) in the Offer to Purchase is incorporated herein by reference.

Item 10.	Financial Statements.

Not Applicable.

Item 11.	Additional Information.

(a) The information set forth under Section 10 (“Certain Information Concerning Us”), Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and Section 12 (“Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) respectively hereto, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase dated August 2, 2011.

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 2, 2011.

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 2, 2011.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Not applicable.

(a)(5)(ii)	Press Release dated August 2, 2011 announcing commencement of the Tender Offer.

(d)(1)(i)	Form of Amended and Restated Voting Agreement, dated as of May 20, 2009, between Friedman, Billings, Ramsey Group, Inc., FBR TRS Holdings, Inc., FBR Capital Markets Corporation, Forest Holdings LLC and Forest Holdings (ERISA) LLC (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(ii)	2006 Long-Term Incentive Plan (as Amended and Restated Effective June 3, 2010) (incorporated by reference to Exhibit 10(i) to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(iii)	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(iv)	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(v)	Professional Services Agreement, dated as of July 20, 2006, between the Registrant and Crestview Advisors, L.L.C. (incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(vi)	Amendment No. 2 to Professional Services Agreement, dated June 14, 2010, between the Registrant and Crestview Advisors, L.L.C. (incorporated by reference to Exhibit 10.9 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

Exhibit Number	Description

(d)(1)(vii)	Form of Subscription Agreement with respect to the Registrant’s Director Stock Purchase Plan (incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(viii)	2007 Employee Stock Purchase Plan, amended as of April 23, 2007 (incorporated by reference from Amendment No. 1 to the Registrant’s Registration Statement on Form S-1/A (Registration No. 333-141987), filed with the Commission on May 10, 2007).

(d)(1)(ix)	Description of the Registrant’s 2008 Incentive Compensation Program (incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(x)	Retention Incentive Agreement, dated April 30, 2008, by and between the Registrant and Richard J. Hendrix (incorporated by reference to Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xi)	Form of Amendment to Original 2008 Performance RSU Award Agreement (incorporated by reference to Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xii)	Form of August 2008 Performance RSU Award Agreement (incorporated by reference to Exhibit 10.17 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xiii)	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xiv)	Retirement Agreement between the Registrant and Eric F. Billings, dated December 21, 2008 (incorporated by reference to Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xv)	Director Agreement between the Registrant and Eric F. Billings, dated December 21, 2008 (incorporated by reference to Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xvi)	Form of LTIP RSU Award Agreement (incorporated by reference to Exhibit 10.28 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xvii)	RSU Award Agreement, dated February 9, 2010, between the Registrant and Richard J. Hendrix (incorporated by reference to Exhibit 10.29 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xviii)	Stock Option Agreement, dated February 9, 2010, between the Registrant and Richard J. Hendrix (incorporated by reference to Exhibit 10.30 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xix)	FBR Capital Markets Corporation 2010 Partner Leveraged Stock Purchase Program, as amended and restated (incorporated by reference to Exhibit 10.31 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

Exhibit Number	Description

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FBR & CO.

By:	/s/ William J. Ginivan
Name:	William J. Ginivan
Title:	Executive Vice President and General Counsel

Dated: August 2, 2011

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase dated August 2, 2011.

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 2, 2011.

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 2, 2011.

(a)(5)(ii)	Press Release dated August 2, 2011, announcing commencement of the Tender Offer.

(d)(1)(i)	Form of Amended and Restated Voting Agreement, dated as of May 20, 2009, between Friedman, Billings, Ramsey Group, Inc., FBR TRS Holdings, Inc., FBR Capital Markets Corporation, Forest Holdings LLC and Forest Holdings (ERISA) LLC (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(ii)	2006 Long-Term Incentive Plan (as Amended and Restated Effective June 3, 2010) (incorporated by reference to Exhibit 10(i) to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.)

(d)(1)(iii)	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(iv)	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(v)	Professional Services Agreement, dated as of July 20, 2006, between the Registrant and Crestview Advisors, L.L.C. (incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(vi)	Amendment No. 2 to Professional Services Agreement, dated June 14, 2010, between the Registrant and Crestview Advisors, L.L.C. (incorporated by reference to Exhibit 10.9 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(viii)	2007 Employee Stock Purchase Plan, amended as of April 23, 2007 (incorporated by reference from Amendment No. 1 to the Registrant’s Registration Statement on Form S-1/A (Registration No. 333-141987), filed with the Commission on May 10, 2007).

(d)(1)(ix)	Description of the Registrant’s 2008 Incentive Compensation Program (incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

Exhibit Number	Description

(d)(1)(x)	Retention Incentive Agreement, dated April 30, 2008, by and between the Registrant and Richard J. Hendrix (incorporated by reference to Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xi)	Form of Amendment to Original 2008 Performance RSU Award Agreement (incorporated by reference to Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xii)	Form of August 2008 Performance RSU Award Agreement (incorporated by reference to Exhibit 10.17 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xiii)	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xiv)	Retirement Agreement between the Registrant and Eric F. Billings, dated December 21, 2008 (incorporated by reference to Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xv)	Director Agreement between the Registrant and Eric F. Billings, dated December 21, 2008 (incorporated by reference to Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xvi)	Form of LTIP RSU Award Agreement (incorporated by reference to Exhibit 10.28 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xvii)	RSU Award Agreement, dated February 9, 2010, between the Registrant and Richard J. Hendrix (incorporated by reference to Exhibit 10.29 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xviii)	Stock Option Agreement, dated February 9, 2010, between the Registrant and Richard J. Hendrix (incorporated by reference to Exhibit 10.30 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xix)	FBR Capital Markets Corporation 2010 Partner Leveraged Stock Purchase Program, as amended and restated (incorporated by reference to Exhibit 10.31 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).